Exhibit 99.156

DeFi Technologies Selects Bison Trails to Expand its Secure Node Infrastructure to Power Staking and DeFi Applications

Infrastructure expansion will power staking and DeFi applications as part of DeFi Infrastructure and Governance business, generating revenue from staking and advancing the overall DeFi ecosystem
Bison Trails, the leading blockchain infrastructure platform-as-a-service company, will provide secure infrastructure for both staking as well as development capabilities across multiple blockchains

TORONTO, Nov. 18, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today it selected Bison Trails, the leading blockchain infrastructure platform-as-a-service company, to enhance the node infrastructure for the DeFi Infrastructure and Governance business line. This collaboration with Bison Trails will enable DeFi Technologies to expand on its mission to promote the DeFi ecosystem with node decentralization and governance participation along with staking.

As part of the agreement, Bison Trails will begin by openly implementing validator nodes leveraging Bison Trails' infrastructure and protocol expertise. The effort will contribute to the DeFi ecosystem by further establishing secure and reliable networks, voting, and increasing overall decentralization. DeFi Technologies will be actively staking in collaboration with its wholly owned subsidiary, Valour Inc.

"Bison Trails is an industry-leading infrastructure provider for a growing number of blockchains, who importantly shares an aligned mission with Defi Technologies: to advance the DeFi ecosystem and improve network security," said Diana Biggs, Chief Strategy Officer at DeFi Technologies. "We share Bison Trails' strategic vision to support the entire decentralized ecosystem, and hope our contribution will help fuel some of the world's leading crypto and financial technology projects and protocols."

"We are excited to work with companies like DeFi Technologies that are contributing to the growth of the crypto ecosystem. By providing secure, reliable infrastructure, our goal is to empower DeFi Technologies to seamlessly launch products and services that bring in participants from traditional capital markets into crypto markets," said Aaron Henshaw, Head of Engineering at Coinbase Cloud and Co-Founder of Bison Trails.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect the collaboration with Bison Trails; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the ability of Bison Trails to enhance the node infrastructure for DeFi Technologies; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc. CNW 07:30e 18-NOV-21